UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MicroFinancial Incorporated.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

595072 1 09

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Fleiss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 675,595

	6.	Shared Voting Power 294,500

	7.	Sole Dispositive Power 589,195

	8.	Shared Dispositive Power 380,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,095

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.36%(1)

12.	Type of Reporting Person (See Instructions) IN

(1)          Based on 13,176,416 shares of Common Stock of MicroFinancial Incorporated outstanding as of the report filed on Form 10-Q on November 14, 2003.

Item 1.
	(a)	Name of Issuer MicroFinancial Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 10 M Commerce Way Woburn, MA 01801

Item 2.
	(a)	Name of Person Filing Alexander Fleiss
	(b)	Address of Principal Business Office or, if none, Residence 1030 Fifth Avenue, Apartment 3W New York, NY 10028-0136
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 595072 1 09

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 970,095

Of such 970,095 shares of Common Stock, the reporting person is the (i) direct beneficial owner of 589,195 shares, and (ii) indirect beneficial owner of (x) 86,400 shares directly beneficially owned by Karen Fleiss, the reporting person’s mother, with respect to which the reporting person has sole voting power pursuant to a power of attorney held by the reporting person with respect to such shares and (y) 294,500 shares directly beneficially owned by KMF Partners, of which Ms. Fleiss serves as general partner, pursuant to an agreement by which the reporting person advises KMF Partners concerning the voting of its shares.  KMF Partners is not under any obligation to vote its shares in accordance with the advice of the reporting person.

(b) Percent of class: 7.36%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 675,595
(ii) Shared power to vote or to direct the vote 294,500
(iii) Sole power to dispose or to direct the disposition of 589,195
(iv) Shared power to dispose or to direct the disposition of 380,900

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person is the indirect beneficial owner of 86,400 shares of Common Stock directly beneficially owned by Karen Fleiss, the reporting person’s mother, with respect to which the reporting person has sole voting power pursuant to a power of attorney held by the reporting person with respect to such shares, and 294,500 shares of Common Stock directly beneficially owned by KMF Partners, pursuant to an agreement by which the reporting person advises KMF Partners concerning the voting of its shares.  KMF Partners is not under any obligation to vote its shares in accordance with the advice of the reporting person.  Ms. Fleiss and KMF Partners have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2)          Based on the 13,176,416 shares of Common Stock of MicroFinancial Incorporated outstanding as of the report filed on Form 10-Q on November 14, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alexander Fleiss

Dated:	March 9, 2004
	New York, New York	By:	/s/ Alexander Fleiss
Name: Alexander Fleiss